Exhibit 12.1

	Fiscal Year Ended March 31,
	2009	2008	2007	2006	2005
Earnings (1):
Earnings before income taxes	62,183	144,384	304,288	241,066	158,089
Add: Fixed charges	29,791	27,127	11,739	8,290	3,326
Add: Cash distributions from equity method investments	33,000	37,750	29,000	27,250	30,917
Subtract: Income from equity method investments	(32,426)	(33,982)	(32,765)	(26,917)	(26,921)

Total Earnings	92,548	175,279	312,262	249,689	165,411

Fixed Charges (2):
Interest expense	24,433	20,530	11,709	8,290	3,326
Interest component of rent expense	281	336	341	385	461

Total Fixed Charges	24,714	20,866	12,050	8,675	3,787

Ratio of Earnings to Fixed Charges	4.7x	9.4x	26.9x	29.8x	44.7x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.